Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

The securities referred to in this announcement are being offered and sold to certain non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Alibaba Group Holding Limited has not intended and does not intend to register any securities referred to in this announcement under U.S. Securities Act and such securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements under the U.S. Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. Alibaba Group Holding Limited does not intend to register any part of the offering referred to in this announcement in the United States of America or to conduct a public offering of any securities referred to in this announcement in the United States of America.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

COMPLETION OF PLACING OF NEW SHARES
UNDER GENERAL MANDATE

Joint Overall Coordinators, Joint Bookrunners and Joint Placing Agents
(in alphabetical order)

CICC	HSBC	Morgan Stanley	UBS

Co-Bookrunners

(in alphabetical order)

Barclays	Citigroup	J.P. Morgan

Reference is made to announcement of Alibaba Group Holding Limited (the “Company”) dated August 24, 2026 in relation to the placing of new Shares under general mandate (the “Placing Announcement”). Capitalised terms used herein shall have the same meanings as those defined in the Placing Announcement unless otherwise specified.

COMPLETION OF PLACING OF NEW SHARES

The Board is pleased to announce that all the conditions set out in the placing agreement dated August 23, 2026 (the “Placing Agreement”) have been fulfilled and the completion of the Placing took place on August 26, 2026 in accordance with the terms and conditions of the Placing Agreement. As far as the Company is aware, none of the Placees and their ultimate beneficial owners will become a substantial Shareholder (as defined under the Listing Rules) as a result of the Placing.

A total of 710,000,000 Placing Shares have been successfully placed by the Placing Agent to not less than six Placees at the Placing Price of HK$112.70 per Placing Share pursuant to the terms and conditions of the Placing Agreement, representing: (a) approximately 3.70% of the total number of Shares in issue as at the date of the Placing Agreement; and (b) approximately 3.57% of the enlarged total number of Shares in issue immediately upon the completion of the Placing.

USES OF PROCEEDS

The gross proceeds from the Placing amounted to HK80.0 billion and the net proceeds (after deducting the placing commission and expenses) from the Placing shall amount to approximately HK$79.7 billion in aggregate.

The Company intends to utilize the net proceeds from the Placing to extend its global AI leadership by investing in its full-stack AI capabilities as follows: (i) approximately 60%, or HK$47,871 million, will be used to expand its global computing infrastructure to meet accelerating customer demand; (ii) approximately 40%, or HK$31,914 million, will be used to accelerate the buildout of hyperscale AI data centers and upgrade traditional cloud infrastructure across storage, databases, and high-performance networking to support its comprehensive upgrade to an Agentic Cloud architecture.

EFFECT OF THE PLACING ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

Based on the disclosure of interest filings obtained from the website of the Hong Kong Stock Exchange, the table below sets forth the shareholding structure of the Company (i) as at the date of the Placing Agreement; and (ii) immediately after the Completion of the Placing, assuming that except for the Placing Shares allotted and issued, there was no change in the issued Shares of the Company from the date of the Placing Agreement up to the date of the Completion of the Placing.

	As at the date of this announcement		Immediately after the Completion of the Placing
	Number of ordinary shares(1)	Approx. % of total issued voting shares(2)(3)	Number of ordinary shares(1)	Approx. % of total issued voting shares(3)
Shareholders
JPMorgan Chase & Co.(4)	1,318,925,045(L) 524,354,331(S) 581,348,743(P)	6.88% 2.73% 3.03%	1,318,925,045(L) 524,354,331(S) 581,348,743(P)	6.63% 2.64% 2.92%
Citigroup Inc.(5)	1,006,013,262 (L) 220,278,485 (S) 801,265,497 (P)	5.25% 1.15% 4.18%	1,006,013,262 (L) 220,278,485 (S) 801,265,497 (P)	5.06% 1.11% 4.03%
BlackRock, Inc.(6)	1,008,689,355(L) 6,015,884(S)	5.26% 0.03%	1,008,689,355(L) 6,015,884(S)	5.07% 0.03%
Holder(s) of the Placing Shares	-	-	710,000,000	3.57%
Other shareholders	15,841,361,256	82.61%	15,841,361,256	79.66%
Total	19,174,988,918	100.00%	19,884,988,918	100.00%

Notes:

(1)
The letter “L” stands for long position, the letter “S” stands for short position and the letter “P” stands for lending pool.

(2)
The calculation is based on a total of 19,174,988,918 ordinary shares in issue as of the date of the Placing Agreement (as of the date of the Placing Agreement, there were no ordinary shares that were repurchased but not yet cancelled).

(3)
Certain percentages in the table above have been rounded to two decimal places and any discrepancy between totals and sums is due to rounding.

(4)
According to the disclosure of interests notice filed by JPMorgan Chase & Co. regarding the relevant event dated June 25, 2026, (a) 515,873,156 shares (long position) and 518,528,762 shares (short position) were held by JPMorgan Chase & Co. directly; (b) 1,161,280 shares (long position) were held by a trust of which JPMorgan Chase & Co. is a trustee; (c) 157,748,296 shares (long position) and 5,825,569 shares (short position) were managed by JPMorgan Chase & Co. as investment manager; (d) 62,793,570 shares (long position) where JPMorgan Chase & Co. was considered as person having a security interest in such shares; and (e) 581,348,743 shares (long position) were held by JPMorgan Chase & Co. as approved lending agent. Among them, (i) 191,215,104 shares (long position) and 200,824,988 shares (short position) were held through physically settled listed derivatives; (ii) 2,962,400 shares (long position) and 17,153,231 shares (short position) were held through cash settled listed derivatives; (iii) 25,395,798 shares (long position) and 71,581,360 shares (short position) were held through physically settled unlisted derivatives; (iv) 68,063,078 shares (long position) and 96,524,782 shares (short position) were held through cash settled unlisted derivatives; and (v) 82,514,928 shares (long position) and 8,783,506 shares (short position) were held through listed derivatives which are convertible instruments.

(5)
According to the disclosure of interests notice filed by Citigroup Inc. regarding the relevant event dated July 15, 2026, (a) 204,744,949 shares (long position) and 220,278,485 shares (short position) interests were held by Citigroup Inc. indirectly through certain of its controlled corporations; (b) 2,816 shares (long position) that Citigroup Inc. was considered as person having a security interest in such shares; and (c) 801,265,497 shares (long position) were held by Citigroup Inc. as approved lending agent . Among them, (i) 65,905,002 shares (long position) and 35,741,200 shares (short position) were held through physically settled listed derivatives; (ii) 65,037,693 shares (long position) and 123,412,675 shares (short position) were held through physically settled unlisted derivatives; (iii) 39,077,692 shares (long position) and 43,465,366 shares (short position) were held through cash settled unlisted derivatives; and (iv) 186,733 shares (long position) and 5,819 shares (short position) were held through listed derivatives which are convertible instruments.

(6)
According to the disclosure of interests notice filed by BlackRock, Inc. regarding the relevant event dated June 12, 2026, 1,008,689,355 shares (long position) and 6,015,884 shares (short position) were held by BlackRock, Inc. indirectly through certain of its controlled corporations. Among them, (i) 2,187,252 shares (long position) and 5,663,320 shares (short position) were held through cash settled unlisted derivatives; and (ii) 10,530,287 shares (long position) were held through listed derivatives which are convertible instruments.

OTHER INFORMATION

The Placing Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. They are being offered and sold only to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the U.S. Securities Act. The Placing Shares may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

INFORMATION ABOUT THE COMPANY

Alibaba Group is a global technology company focused on AI + Cloud and commerce. We empower consumers and enterprises with our full-stack AI capabilities and services, from applications to compute infrastructure. Our AI technology based on the Qwen family of large language and multimodal models powers the intelligence behind our services across enterprise solutions and consumer platforms. Our commerce business puts consumers first and provides the technology and marketing reach to help merchants, brands, retailers and small businesses to engage with customers and operate efficiently.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “propose,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: financial community and rating agency perceptions of the company and its business, financial condition and the industries in which it operates and market conditions. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement and is based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board

Alibaba Group Holding Limited

Kevin Jinwei ZHANG

Secretary

Hong Kong, August 26, 2026

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.